# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value 0.000005 per share
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352851

## Reporting persons
- Magnetar Financial LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 107,962,916; sole dispositive power 0; shared dispositive power 107,962,916; aggregate amount beneficially owned 107,962,916 (30.14% of the class)
- Magnetar Capital Partners LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 107,962,916; sole dispositive power 0; shared dispositive power 107,962,916; aggregate amount beneficially owned 107,962,916 (30.14% of the class)
- Supernova Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 107,962,916; sole dispositive power 0; shared dispositive power 107,962,916; aggregate amount beneficially owned 107,962,916 (30.14% of the class)
- David J. Snyderman: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 107,962,916; sole dispositive power 0; shared dispositive power 107,962,916; aggregate amount beneficially owned 107,962,916 (30.14% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100 Livingston, NJ, 07039

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):

(i) Magnetar Financial LLC ("Magnetar Financial");
(ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");
(iii) Supernova Management LLC ("Supernova Management"); and
(iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to shares of Class A common stock, par value $0.000005 ("Common Stock"), of the Issuer (a) held directly by the Magnetar Funds (as defined herein) and (b) issuable to the Magnetar Funds upon (i) the potential exercise of Warrants (the "Warrants") held by the Magnetar Funds and (ii) the potential exercise of Penny Warrants (the "Penny Warrants") held by the Magnetar Funds.

The shares of Common Stock, Warrants and Penny Warrants are held by Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, Purpose Alternative Credit Fund - F Ltd, Magnetar Structured Credit Fund, LP; Magnetar Alpha Star Fund LLC, Magnetar Lake Credit Fund LLC, Purpose Alternative Credit Fund - T LLC, Magnetar Capital Master Fund, Longhorn Special Opportunities Fund, CW Opportunity LLC, CW Opportunity 2 LP (collectively, the "Magnetar Funds").

Magnetar Financial serves as the investment adviser to each of Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, Magnetar Longhorn Fund LP, Purpose Alternative Credit Fund - F LLC, Purpose Alternative Credit Fund - T LLC, Magnetar Capital Master Fund, Longhorn Special Opportunities Fund LP, CW Opportunity LLC and CW Opportunity 2 LP, the general partner of Magnetar Structured Credit Fund, LP and the manager of Magnetar Lake Credit Fund LLC and Magnetar Alpha Star Fund LLC, and as such, Magnetar Financial exercises voting and investment power over the securities held for the Magnetar Funds' accounts.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
(i) Magnetar Financial is a Delaware limited liability company;

(ii) Magnetar Capital Partners is a Delaware limited partnership;

(iii) Supernova Management is a Delaware limited liability company; and

(iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, each of the Reporting Persons may be deemed to beneficially own 107,962,916 shares of Common Stock.

As of March 31, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of 30.14% of the total number of shares of Common Stock then outstanding.
Percent of class: 30.14%
Sole power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 107,962,916
Sole power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 107,962,916

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as the investment adviser, general partner or manager to the Magnetar Funds. As such, Magnetar Financial exercises voting and investment power over the Magnetar Funds. Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The current Manager of Supernova Management is Mr. Snyderman.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1. Joint Filing Agreement, by and among the Reporting Persons, dated as of April 1, 2025.
Exhibit 99.2. Power of Attorney, dated as of April 1, 2025 filed by the Reporting Persons.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (04/01/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, its General Partner (04/01/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (04/01/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (04/01/2025)